1331 NW Lovejoy St, Ste. 900 Portland, OR 97209-3280 503.226.1191 Phone 503.226.0079 Fax

May 5, 2025

Daniel Duchovny Division of Corporate Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re: Leafly Holdings, Inc. /DE
Schedule 13E-3 filed by Leafly Holdings, Inc.
Filed April 11, 2025
File No. 005-91206

Preliminary Proxy Statement
Filed April 11, 2025
File No. 001-39119

Dear Daniel:

On behalf of Leafly Holdings, Inc. (the “Company”), this letter is submitted in response to the Staff’s comment letter dated April 28, 2025 relating to the above-captioned Schedule 13E-3 and related Preliminary Proxy Statement (the “Proxy Statement”). The Staff’s comments are set forth below along with the Company’s response to each comment. Capitalized terms that are not otherwise defined herein shall have the meanings set forth in the Proxy Statement.

Preliminary Proxy Statement

General

COMMENT:

September 3, 2024

1.
Please reorganize your filing so that all of the disclosure required by Items 7, 8 and 9 of Schedule 13E-3 is in the Special Factors section and avoid duplication of your disclosure to the extent possible. See Rule 13e-3(e)(1)(ii).

RESPONSE: We have reorganized the filing so that the disclosures responsive to Items 7, 8 and 9 are in a “Special Factors” section immediately after the Summary Terms.

Forward-Looking Statements, page v

COMMENT:

2.
We note your reference to the Private Securities Litigation Reform Act of 1995. The safe harbor for forward looking statements provided in the Reform Act does not apply to statements made in connection with a going private transaction. See Sec. 21E(b)(1)(E) of the Securities Exchange Act of 1934. Revise your proxy statement to delete the reference to the Reform Act, or revise to state explicitly that its safe harbor provisions do not apply in the context of this transaction.

RESPONSE: We have updated the Proxy Statement to delete the reference to the Reform Act and to state explicitly that its safe harbor provisions do not apply in the context of this transaction

Special Factors - Background of the Transaction, page 22

COMMENT:

3.
Please revise this section to describe any discussion or consideration of the structure of the current transaction, the possible ratios for the stock split, and the determination of the Cash-Out Price.

RESPONSE: We revised this section to discuss discussions or considerations regarding the possible ratios of the stock split and the Cash-Out Price.

Security Ownership of Certain Beneficial Owners and Management, page 77

COMMENT:

4.
Please update this disclosure to provide more recent information.

RESPONSE: We have updated the Proxy Statement to reflect this information as of May 1, 2025.

5.
We note disclosure on page 27 that states the disclosure in this section includes the voting ownership percentage before and after the transaction of each of your named executive

September 3, 2024

officers, our trustees and persons that beneficially own greater than 5% of our common stock. However, it does not appear that you have included such information. Please advise or revise.

RESPONSE: We have updated the section regarding Security Ownership of Certain Beneficial Owners and Management to include estimated ownership percentages after the Transaction for each of your named executive officers, our directors and persons that beneficially own greater than 5% of our common stock. Please note, the reference to “trustees” should have been a reference to the Company’s “directors.”

Please contact me if you have any questions or further comments.

Best regards,

BUCHALTER
A Professional Corporation

Alison M. Pear
Shareholder

cc: Yoko Miyashita